UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006.

Commission File Number 000-50392

______________________________________________________________________________________

(Translation of registrant’s name into English)

Suite 260, 1414 - 8th St SW Calgary Alberta T2R1J6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F �� Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes �� No��

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Information Circular dated May 22, 2006 –INFORMATION CIRCULAR

2. Notice of Annual General and Special Meeting of TransAKT to be held on June 23, 2006.

3. Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSAKT CORP.

Date: July 18, 2006

By:/s/ MARK FLETCHER

Name: Mark Fletcher

Title: Director, Corporate Secretary

TransAKT Corp.

INFORMATION CIRCULAR

(containing information as of May 22, 2006)

INTRODUCTION

This information circular accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders of TransAKT Corp. (the “Company”) to be held on June 23, 2006 at the time and place set out in the accompanying Notice of Meeting.  This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company’s management.  A member has the right to appoint a person (who need not be a member) to attend and act for and on the member’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy.  To exercise this right, the member must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the member’s nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the member or by the member’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Olympia Trust Company, at Suite 2300, 125 - 9th Ave SE Calgary, Alberta. T2G-0P5 by 3:30 p.m. (MST time) on June 21, 2006 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A member who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the member, the member’s attorney authorized in writing or, where the member is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Olympia Trust Company or to the registered office of the Company at Suite 260, 1414 8th St SW Calgary, Alberta, T2R1J6 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.; or

(b)

in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each member present in person being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a member present at the Meeting in person or by proxy;

(b)

directed by the Chairperson; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, each member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, or a special resolution that does not constitute a fundamental change under the Business Corporations Act (Alberta), a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution that constitutes a fundamental change, a majority of not less than 66 2/3rds% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A member may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the member specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.  If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy.  It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, which will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting.  If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals.  The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of May 22, 2006 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

The authorized capital of the Company consists of unlimited common shares without par value and unlimited preferred shares without par value.  As of May 22, 2006, the Company had 45,825,239 common shares and no preferred shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than as noted below.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Lopez, Blevins, Bork & Associates LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (Alberta) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s nominees for election as directors, the country in which each is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employments during the past five years (if such nominee is not presently a director who was elected to his present term of office by a vote of shareholders) and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at Six.  Although Management is only nominating seven individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.  In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a Director.

Name, Country of Residence and Position Held with the Company (1)	Principal Occupation During the Past Five Years (1)	Director Since	Number of Shares Owned (2)
James Wu Taiwan President	President of IP Mental Inc from 1997 to present	May 27, 2005	0
Leroy Wolbaum Canada	Director of Anglo Swiss for the past 10 years as well as Mart Resources for the last 8 years. Both Anglo Swiss and Mart Resources are publicly traded companies.	May 27, 2005	1,680,000
Frank Liu China	Assistant to the Chairman of Sichuan Haoyuan High-Tech (Group) Corporation since 2004. Prior thereto Assistant to the President of CITIC Haoyuan (Beijing) Co. Ltd.	March 17, 2006	0
Lionel Ni Hong Kong	Head of the Computer Science Department at Hong Kong University of Science and Technology since 2002, prior thereto a professor in Computer Science and Engineering Department at Michigan State University.	-	0
Ming-Huang Tseng Canada	Founder and CEO of CeraMicro Technology Corp., 2003 to current. Vice General Manager, International Strategy Investment, Wise Group, Inc., 2001 to 2003	-	100,000
Mark Fletcher Canada Corporate Secretary	Lawyer, member of the Law Society of Alberta since 1988, associate at Thackray Burgess since 2001. Prior thereto President of RadioCompass Corp.	-	0

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned by or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

The Company does not have an Executive Committee of its Board of Directors.  The Company has an Audit Committee, the members of which are currently Leroy Wolbaum, Roland Williams and Daniel Pomerleau.  The Company has a Compensation Committee, the members of which are currently Leroy Wolbaum, Gordon Miller, and Daniel Pomerleau.  The Company has a Corporate Governance Committee, the members of which are currently Leroy Wolbaum, Roland Williams, and Gordon Miller

New committee members will be appointed subsequent to the meeting on June 23, 2006.

Daniel Pomerleau, Gordon Miller, Roland Williams, Michael Pierce and Riaz Sumar have elected not to stand for re-nomination as Directors.  Riaz Sumar will continue on as Chief Financial Officer for an interim period.

FUTURE ACQUISITIONS AND FINANCINGS

As a result of the fact that certain stock exchanges may require shareholder approval to certain transactions, in order to possibly avoid the costs of calling another shareholders' meeting to approve any future acquisition, the board of directors of the Company (the "Board") seeks shareholder approval by way of Special Resolution to authorize the Board, at its sole discretion, to acquire such properties, assets or undertakings as it determines appropriate for the Company for consideration of cash and/or Shares, as the Board may determine, which number of Shares may be greater than 20%, but not to exceed 200%, of the issued and outstanding shares of the Company, and may result in a change of control of the Company through issuance of such Shares, or a change in the majority of the members of the Board, with the Shares to be issued to consist of that number of "trading shares" or "performance shares", or a combination thereof, as the Board may determine, in accordance with the policies of the regulatory authorities, providing such acquisition is also acceptable to and approved by any stock exchange having jurisdiction.

The full text of the proposed resolution is as follows:

"BE IT RESOLVED THAT, as a Special Resolution

1.

The board of directors of the Company (the "Board") be and it is hereby authorized, at its sole discretion, to acquire such properties, assets, or undertakings as it determines appropriate for the Company for consideration of cash and/or shares, as the Board may determine, which number of shares may be greater than 20%, but not to exceed 200%, of the issued and outstanding share of the Company and may result in a change of control of the Company through the issuance of such Shares, or a change in the majority of the members of the Board, with the shares to be issued to consist of that number of "trading shares" or "performance shares", or a combination thereof, as the Board may determine, in accordance with the policies of the regulatory authorities, providing such acquisition is also acceptable to and approved by any stock exchange having jurisdiction;

2.

Any director or officer of the Company be and is hereby authorized and directed to do an perform all such act and things and to execute and deliver or cause to be executed and delivered, for, in the name of and on behalf of the Company (whether under the seal of the Company or otherwise) all such agreement, instruments and other documents as in such individual's opinion may be necessary or desirable to perform the terms of this resolution."

CONSOLIDATION OF COMMON SHARES

The directors of the Company are considering alternatives for the re-financing of the Company, and among the issues facing the Company is the relatively high number of shares that are outstanding relative to the value of the Company.  In order to finance the Company it may be necessary to consolidate the common shares on a 2:1 basis, and the Company seeks the authority of the shareholders to effect a consolidation if necessary.

A share consolidation is a fundamental change and requires an amendment to the Company's articles, and it can only be effected if it is approved by a majority consisting of 2/3rds of the votes cast at the Meeting.

The full text of the proposed resolution is as follows:

"BE IT RESOLVED THAT, as a Special Resolution

1.

The board of directors of the Company (the "Board") be and it is hereby authorized, in its sole discretion, to amend the Company's articles to effect the consolidation of the Company's common shares on a 2-old-shares-for-one-new-share basis; and

2.

Any director or officer of the Company be and is hereby authorized and directed to do an perform all such act and things and to execute and deliver or cause to be executed and delivered, for, in the name of and on behalf of the Company (whether under the seal of the Company or otherwise) all such agreement, instruments and other documents as in such individual's opinion may be necessary or desirable to perform the terms of this resolution."

CONTINUANCE AS A YUKON CORPORATION

Due to the importance to the Company of overseas markets, and the partnership and acquisition opportunities that those markets present, the board of directors of the Company (the "Board") seeks shareholder approval by way of Special Resolution to authorize the Board, at its sole discretion, to transfer the Company's jurisdiction of incorporation from the Province of Alberta to the Yukon Territory.  The Business Corporations Acts of the two jurisdictions are very similar, but for a corporation with an international business the Yukon Act has an advantage over the Alberta Act in that there is no minimum percentage of Canadian resident directors required, unlike the 50% Canadian residency requirement for the board of an Alberta corporation.

To effect the continuance of a corporation out of the Province of Alberta a corporation must first make application to the Alberta Corporate Registrar, who must be satisfied that the proposed continuance into another jurisdiction will not adversely affect creditors or shareholders of the corporation.

The continuance of a corporation into another jurisdiction is a fundamental change and it can only be effected if it is approved by a majority consisting of 2/3rds of the votes cast at the Meeting.

The full text of the proposed resolution is as follows:

"BE IT RESOLVED THAT, as a Special Resolution

1.

The board of directors of the Company (the "Board") be and it is hereby authorized, in its sole discretion, to continue the Company out of the Province of Alberta and into the Yukon Territory, pursuant to procedures established in the Business Corporations Acts of those respective jurisdictions; and

2.

Any director or officer of the Company be and is hereby authorized and directed to do an perform all such act and things and to execute and deliver or cause to be executed and delivered, for, in the name of and on behalf of the Company (whether under the seal of the Company or otherwise) all such agreement, instruments and other documents as in such individual's opinion may be necessary or desirable to perform the terms of this resolution."

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this information circular:

 “Executive Officer” of the Company for the financial year, means,

(a)

the chairman and any vice-chairman of the board of directors of the Company where that person performs the functions of that office on a full-time basis,

(b)

the president or any vice-president in charge of a principal business unit such as sales, finance or production, and

(c)

any officer of the Company or any of any subsidiary of the Company who performs a policy-making function in respect of the Company, whether or not that officer is also a director of the Company or the subsidiary.

The Company had, during the financial year ended December 31, 2005, the following Executive Officers: namely Daniel; Pomerleau, President of the Company; Riaz Sumar, Chief Financial Officer of the Company and Jean Pomerleau, Chief Operations Officer of the Company.

Summary Compensation Table

The following table contains a summary of the compensation paid to the Executive Officers during the most recently completed financial year.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Daniel Pomerleau President	2005/12/31 2004/12/31 2003/12/31	- - $45,500	- - -	- - -	- 700,000 700,000	$43,043usd $595,676 $1,129,878	Nil Nil Nil	Nil Nil Nil
Riaz Sumar CFO	2005/12/31 2004/12/31 2003/12/31	$90,000 $90,000 $90,000	- - -	- - -	2,250,000 650,000 500,000	$5,600usd $77,499 $147,000 (1)	Nil Nil Nil	Nil Nil Nil
Jean Pomerleau COO	2005/12/31 2004/12/31 2003/12/31	$90,000 $90,000 $72,500	- - -	- - -	2,250,000 650,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

 (1)

In 2003 Mr. Sumar purchased 700,000 escrow shares from a former insider of the Company. This purchase was  approved by the TSX Venture Exchange.

Long-Term Incentive Plan

During the financial year ended December 31, 2005, there were no LTIPs granted by the Company.

Options, Stock Appreciation Rights and Other Rights to Purchase Securities

The Company intends to reserve or grant 20% of the issued treasury shares of the Company for issuance to directors, key employees and consultants, pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company.  Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

A total of 6,300,000 stock options were granted during the Company’s most recently completed financial year.

No incentive stock options were exercised by the Executive Officers during the Company’s most recently completed financial year.  The table below provides the values of the stock options still held by the Executive Officers at year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money(1) Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Daniel Pomerleau	-	-	Nil/Nil	Nil/Nil
Riaz Sumar	-	-	2,250,000/Nil	US$28,500/Nil
Jean Pomerleau	-	-	2,250,000/Nil	US$28,500/Nil

 (1)

In-the-Money options are those where the market value of the underlying securities at the financial year-end exceeds the exercise price of the options.  The closing price of the Company’s shares on December 31, 2005 was US$0.04.

Pension Plans

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company’s directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any other government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the financial year ended December 31, 2005 to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement.  The Company and its subsidiaries do not propose to make payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group pursuant to such a plan or arrangement.

Termination of Employment or Change of Control

The Company has no plan or arrangement whereby any Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Executive Officer’s responsibilities following such a change of control.

The Company has not entered into any employment contract with its Executive Officers.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of the following Directors; Daniel Pomerleau, Leroy Wolbaum and Gordon Miller.  All of the members of the Compensation Committee were on the board of Directors of the Company. Mr. Pomerleau is President and Chief Executive Officer of the Company.

Report on Executive Compensation

The Compensation Committee periodically reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the compensation committee are Leroy Wolbaum, Gordon Miller, and Daniel Pomerleau.  The President is charged with establishing compensation for other employees.

The Company’s overall policy for determining executive compensation is based on the following fundamental principles:

(a)

management’s fundamental objective is to maximize long term shareholder value;

(b)

performance is the key determinant of pay for executive officers; and

(c)

the executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash, and long term equity-based incentives in the form of stock options.  To date, no specific formulae have been developed to assign specific weighting to each of these components.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company’s common share price achieves good long term performance.  The Compensation Committee uses third party compensation data to help determine competitiveness.  The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Compensation of Directors

During the most recently completed financial year, directors who are not Executive Officers did not receive any compensation from the Company in their capacities as directors of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company or a subsidiary.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate of any such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as follows.

On December 30, 2005 the Company completed a private placement of 2,894,000 Units at US$0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant exercisable for a period of one year.  Each warrant entitles the holder to purchase an additional common share in the Company at US$0.10 per common share.  Gordon Miller, a Director of the Company, purchased 1,447,000 Units.

Debt Settlement

There were no debt settlement transactions during the year other than certain option holders exercised stock options in lieu of receiving cash payments for services.

Private Placements

During the financial year ended December 31, 2005, the Company completed the following private placement:

On December 30, 2005 the company closed a Private Placement Unit offering for 2,894,000 Units at $0.05 per Unit.  Each Unit was comprised of one common share and one common share purchase warrant exercisable for a period of one year.  Each warrant entitles the holder to purchase an additional common share at US$0.10 per share.

Legal Fees

During the financial year ended December 31, 2005, the Company incurred $10,955 for legal fees to Scott Hall LLP Barristers and Solicitors, a firm of which Daniel Horner, the Corporate Secretary of the Company, was an associate. The Company also incurred $3,257 in legal fees with the firm of Alexander ,Holburn, Beaudin & Lang and  $2,146 with International Securities Group.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under “Particulars of Other Matters to be Acted Upon”, no person who has been a director or senior officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting or any adjournment thereof, it is the intention of the persons named in the enclosed Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

By Order of the Board of Directors of

TransAKT Corp.
“Signed

”Daniel Pomerleau
President and Chief Executive Officer

TRANSAKT CORP.

Suite 260,  1414 8th St SW

Calgary, AB T2R 1J6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of TransAKT Corp. (hereinafter called the “Company”), will be held at the Corporate offices of the company (Suite 260, 1414 8th St SW Calgary Alberta T2R1J6) 23rd day of June, 2006 at 3:30 p.m. (Calgary time) for the following purposes:

1.

To receive and consider the Management’s Report to shareholders and the audited financial statements for the financial year ended December 31, 2005 and the accompanying report of the auditor;

2.

To appoint Lopez, Blevins, Bork and Associates LLP, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

3.

To fix the number of directors for the ensuing year at Six;

4.

To elect directors to hold office until the next annual general meeting of the Company;

5.

To authorize the board of directors, in their sole discretion, to enter into future acquisitions and financings;

6.

To authorize the board of directors in its sole discretion to amend the Corporation's articles to effect the consolidation of the Corporation's common shares on a 2-old-shares-for-one-new-share basis;

7.

To authorize the board of directors in its sole discretion, to continue the Corporation out of the Province of Alberta and into the Yukon Territory, pursuant to procedures established in the Business Corporations Acts of those respective jurisdictions; and

8.

To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be addressed at the meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Olympia Trust Company of Suite 2300, 125-9th Ave. Calgary, Alberta T2G-0P6 by 3:30 p.m. (MST time) on June 21, 2006 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Calgary, Alberta, on the 22nd day of May 2006.

By Order of the Board of Directors of

TransAKT Corp.

“Signed”

Dan Horner

Corporate Secretary

Proxy

ANNUAL GENERAL and SPECIAL MEETING OF SHAREHOLDERS OF

TRANSAKT CORP.

	For	Against	Withhold
1. To determine the number of Directors at Six			N/A
2. To elect as Director, James Wu		N/A
3. To elect as Director, Leroy Wolbaum		N/A
4. To elect as Director, Frank Liu		N/A
5. To elect as Director, Lionel Ni		N/A
6. To elect as Director, Ming-Huang Tseng		N/A
7. To elect as Director, Mark Fletcher		N/A
9. To appoint Lopez, Blevins, Bork and Associates LLP, as the auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors		N/A
10. To authorize the board of directors, in their sole discretion, entering into future acquisitions and financings			N/A

11. To authorize the board of directors, in its sole discretion to amend the Corporation’s articles to effect the consolidation of the Corporation’s common shares on a 2 old shares for one new share basis.

N/A

12.  To authorize the board of directors in its sole discretion, to continue the Corporation out of the Province of Alberta and into the Yukon Territory pursuant to the procedures established in the Business Corporations Acts of those respective jurisdications.

N/A
13. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

To be held in Room Suite 260, 1414 8th St S.W. Calgary, Alberta, T2R1J6 on Friday, June 23, 2006 at 3:30 p.m. (Calgary time)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Leroy Wolbaum, a Director of the Company, or in the place of the foregoing,___________________________________ (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Olympia Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

2.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of Olympia Trust Company  no later than 3:30 p.m. (MST time) on June 21, 2006 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting it reconvened after any adjournment of the Meeting.

 The mailing address of Olympia Trust Company is  Suite 2300, 125- 9th Ave. SE Calgary, Alberta. Canada  T2G 0P6  or  Fax to (403) 265-1455